UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                              FORM 12B-25

                     NOTIFICATION OF LATE FILING

                  Commission File Number:  0-17187
                            Cusip: 541402

 (CHECK ONE): [X] Form 10-K and 10-KSB      [  ] Form 11-K
              [  ] Form 20-F   [  ] Form 10-Q and Form 10-QSB  [  ] Form N-SAR

              For Period Ended: DECEMBER 31, 1996

 [  ] Transition Report on Form 10-K and Form 10-KSB
 [  ] Transition Report on Form 20-F
 [  ] Transition Report on Form 11-K
 [  ] Transition Report on Form 10-Q and Form 10-QSB
 [  ] Transition Report on Form N-SAR
      For the Transition Period Ended:

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                 PART I
                         REGISTRANT INFORMATION


 Full Name of Registrant:                Logic Devices Incorporated

 Address of Principal Executive Office:  1320 Orleans Drive

 City, State and Zip Code:               Sunnyvale,  CA   94089

                                PART II
                        RULES 12B-25 (B) AND (C)

 If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

 [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                 PART III
                                NARRATIVE

 State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

 The Registrant expects to receive its audited financial statements for the year ended December 31, 1996, on or about April 1, 1997. Because the Registrant will not have received its financial statements until such date, the Registrant is unable to complete its Form 10-K referenced within the prescribed time period.

                                 PART IV
                            OTHER INFORMATION

      (1) Name and telephone number of person to contact in regards to this notification

            Todd J. Ashford                    408 542 5460

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the Answer is no, identify report(s).
                                                          [X] Yes    [  ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                          [ ] Yes    [X] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                           Logic Devices Incorporated
                  (Name of Registrant as specified in charter)

 has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

 Date :      March 31, 1997             By:  /s/ Todd J. Ashford
                                             Todd J. Ashford, CFO

 INSTRUCTIONS: The Form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

 ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

  Exhibit  1


 MC
 Meredith, Cardozo & Lanz LLP
 Certified Public Accountants

 March 31, 1997
                                                      W. Wynne Meredith
                                                      Brian P. Cardozo
                                                      Robert T. Lanz


 The Board of Directors
 Logic Devices Incorporated:


 In the performance of our examination of the consolidated balance sheet of Logic Devices Incorporated as of December 31, 1996 and the related consolidated statements of income, shareholder's equity and cash flows for the year then ended, we encountered certain delays in obtaining information from various third parties which has prevented us from completing a timely filing of the Company's Form 10-K. We request an extension in order to prepare a complete and accurate Form 10-K filing.



 /s/  Meredith Cardozo

 Meredith Cardozo
 San Jose,  California
 March 31, 1997




 970 South Second Street, Suite 100,  San Jose, California 95113-2602
 (408) 278-0220  Fax (408) 278-0230
 Member American Institute of Certified Public Accountants